GulfMark Offshore Reports

Second Quarter 2004 Results

    HOUSTON - August 3, 2004 - GulfMark Offshore, Inc. Nasdaq:GMRK today announced a net loss for the second quarter of 2004 of $0.7 million, or $0.04 per share (diluted), on revenues of $32.2 million. This compares to a net loss of $3.9 million, or $0.19 per share (diluted) for the first quarter of 2004 on revenues of $31.6 million and to net income of $2.6 million, or $0.13 per share (diluted), on revenues of $34.3 million in the second quarter of 2003.

    Bruce Streeter, President and COO of the Company, said, "The second quarter of 2004 was unlike the year ago quarter where a sharp spike in demand resulted in a strong quarter that was not sustained as the year progressed. The weak April levels in the North Sea have been followed by some improvement as May and June unfolded which we are hopeful will lead to a gradual, but steady improvement throughout the balance of the year. While we derived some benefit from the improving rates and market demand, the second quarter results were influenced by actions intended to improve future results. During the quarter, we continued to reposition vessels, complete drydocks and otherwise prepare the vessel fleet for the improving conditions that a growing number of sources suggest are developing. We removed one vessel from service for modifications in preparation for a new contract and then mobilized it and another vessel from the North Sea to Brazil.

    We have completed all scheduled drydocks in Brazil and accelerated drydockings such that we have only two further drydockings scheduled in Southeast Asia and four in the North Sea during the second half of the year. In Southeast Asia, we concluded the sale of the 1983 built vessels Seawhip and Seawitch that were on term contracts and were in turn replaced by two ships from the fleet that were completing other contracts. In addition, we had a vessel available in June in the same region for which we have now received a letter of intent against a term contract. We completed the final drydock during June and returned the last of the bareboat chartered vessels in early June. All of these actions reduced the available revenue days and adversely impacted utilization in the second quarter of 2004, but should prove to be beneficial in the future. Despite the loss of utilization through these actions, we were able to see a significant improvement in operating income as compared to first quarter of 2004.

    Further, to strengthen our financial position, in July 2004, we commenced a tender offer to purchase the $130 million aggregate principal amount of 8.75% senior notes due in 2008 and to replace them with $160 million aggregate principal amount of 7.75% senior notes due in 2014. The net proceeds will be utilized to repay a portion of indebtedness outstanding under our Credit Facility and for general corporate purposes. The sale of the Seawhip and Seawitch in July for a gain of approximately $1.9 million also improved our financial position. As this quarter progresses we will continue to look at international vessel opportunities which are likely to involve further movement of vessels between regions. Overall, we believe that we are making changes that not only strengthen our balance sheet, but will improve earnings in future quarters."

    The delivery of the new construction Brazilian vessel is scheduled during the third quarter and the other two vessels under construction against long term contracts are on schedule with delivery anticipated in the first half of 2005.

    In the second quarter of 2004, revenues of $32.2 million were $2.1 million below the same quarter one year ago but $0.6 million higher than the first quarter of 2004. The primary reasons for the decrease from 2003 were lower day rates of $3.4 million and decreased utilization of $2.8 million, partially offset by higher capacity associated with newbuild vessel additions of $2.0 million and favorable currency effects on revenue of $2.1 million. The increase over the first quarter of 2004 was due primarily to higher North Sea day rates and utilization partially offset by lower day rate and utilization in Southeast Asia and Brazil related principally to dry dockings conducted during the quarter.

    Operating income of $3.4 million for the second quarter of 2004 was $2.6 million higher than the first quarter of 2004 but $3.0 million below the second quarter of 2003. The increase from the first quarter of 2004 was attributable to the focus on decreased operating expenses. The variance from the second quarter of 2003 was due primarily to the decreased revenue resulting from lower dayrates and utilization and the effect on operating costs associated with three vessels added in the last half of 2003. Depreciation and amortization expense increased to $8.3 million in the quarter, compared to $8.2 million in the first quarter 2004 and $6.8 million in the second quarter 2003, primarily reflecting the newbuild deliveries and the impact of stronger currencies in the U.K. and Norway. At June 30, 2004, the Company had working capital of $14.5 million, including $7.6 million in cash. At the end of the second quarter of 2004, the Company's $100 million credit facility had $89.9 million outstanding. Borrowings and debt repayments were both approximately $4 million during the second quarter of 2004.

    GulfMark will hold a conference call to discuss the first quarter earnings with analysts, investors and other interested parties at 9:00 A.M. EDT/8:00 A.M. CDT on Wednesday, August 4, 2004. Those interested in participating in the conference call should call 888/273-9885 (612/332-0932, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.vcall.com. A replay will be available after the conference call at 12:30 P.M. EDT on August 4, 2004 through August 7, 2004 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 740739.

    GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty (50) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact:             Edward A. Guthrie, Executive Vice President
                              E-mail:Ed.Guthrie@GulfMark.com
                             713 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

OPERATING RESULTS
(in 000's except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Revenues	$32,237	$34,348	$63,796	$62,619
Direct operating expenses	16,926	16,604	35,541	32,547
Bareboat charter expense	573	1,980	1,410	4,436
General and administrative expenses	2,995	2,505	6,071	5,262
Depreciation and amortization	8,298	6,838	16,510	13,563
Operating Income	3,445	6,421	4,264	6,811

Interest expense, net of interest income	(4,045)	(3,134)	(8,155)	(6,503)
Other	(213)	(650)	(308)	(1,082)

Income (loss) before income taxes	(813)	2,637	(4,199)	(774)
Income tax (provision) benefit	113	(75)	(360)	77
Net income (loss)	$(700)	$2,562	$(4,559)	(697)
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BASIC EARNINGS PER SHARE:
NET INCOME (LOSS)	$(0.04)	$0.13	$(0.23)	$(0.03)

DILUTED EARNINGS PER SHARE:
NET INCOME (LOSS)	$(0.04)	$0.13	$(0.23)	$(0.03)
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Weighted average common shares	19,942	19,921	19,937	19,915
Weighted average diluted common shares	19,942	20,289	19,937	19,915

Revenue by Region (000's)
North Sea based fleet	$ 23,967	$25,446	$46,546	$46,483
Southeast Asia based fleet	4,427	4,935	8,993	8,560
Brazil based fleet	3,843	3,967	8,257	7,576

Rates Per Day Worked
North Sea based fleet	$10,935	$11,805	$10,707	$11,283
Southeast Asia based fleet	4,761	5,164	4,960	5,214
Brazil based fleet	11,674	11,428	12,158	10,955

Overall Utilization %
North Sea based fleet	81.0%	82.0%	77.4%	77.9%
Southeast Asia based fleet	78.4%	90.8%	81.6%	78.6%
Brazil based fleet	91.9%	94.7%	94.4%	96.2%

Average Owned or Chartered
North Sea based fleet	29.7	29.6	30.1	29.8
Southeast Asia based fleet	13.0	12.0	12.7	12.0
Brazil based fleet	4.0	4.1	4.0	4.0
Total	46.7	45.7	46.8	45.8
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